UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD,

NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-FX  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Agreement dated as of June 27, 2014, between Ion Asset Management Ltd. and Orbotech Ltd.

*  *  *  *  *  *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

This Agreement (this “Agreement”), dated as of June 27, 2014, is between Ion Asset Management Ltd. (“Ion”) and Orbotech Ltd., an Israeli company (the “Company”).

Recitals

A.    The Board of Directors (the “Board”) of the Company intends to increase the size of the Board from ten to eleven members and to appoint an individual identified and selected jointly by the Board and Ion (the “Initial Designee”) as a director no later than September 15, 2014 with a term expiring at the Company’s 2015 annual general meeting (the “2015 Annual Meeting”).

B.    Following the Company’s 2014 annual general meeting (the “2014 Annual Meeting”), the Board intends to call an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) to allow the shareholders of the Company to consider a proposal to declassify the Board.

C.    Not later than December 31, 2014, the Board intends to appoint an additional individual identified and selected jointly by the Board and Ion (the “Subsequent Designee”) as a director with a term expiring at the 2015 Annual Meeting.

D.    The Board shall consider the Company’s capital allocation policy and shall, not later than August 24, 2014, make such policy public, including with reference to both dividend payments and share repurchases, and shall periodically review such capital allocation policy and make public any future amendments thereto.

AGREEMENT

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, the parties agree as follows:

1.    Board Nominations.    (a)    Not later than September 15, 2014, the Board shall increase the size of the Board from ten to eleven members and appoint the Initial Designee to the Board with effect immediately. As a condition to the Initial Designee’s appointment to the Board, the Initial Designee must submit to the Company a fully completed copy of the Company’s standard directors’ and officers’ questionnaire and other reasonable and customary director on-boarding documentation required by the Company in connection with the appointment or election of a new director. The Company shall not be obligated pursuant to this Agreement to include the Initial Designee on the Board’s slate of nominees for election as director at the 2015 Annual Meeting or any of the Company’s annual general meetings thereafter.

(b)    Not later than August 15, 2014, the Company shall hold the Extraordinary Meeting, at which the Company shall put forward a proposal for shareholder consideration to amend the Articles of Association of the Company to declassify the Board such that (x) the term of each director of the Company (other than external directors) shall end at the end of the 2015 Annual Meeting and (y) each director of the Company (other than external directors) shall be required to stand for re-election at the 2015 Annual Meeting and at each annual general meeting of the Company thereafter. The proposed amendment shall be in substantially the form attached as Exhibit A. The Board shall recommend to the Company’s shareholders that they vote in favor of this proposal.

(c)    In the event of a vacancy on the Board at any time following September 15, 2014, but in any event not later than December 31, 2014, the Board shall appoint the Subsequent Designee to the Board with a term expiring at the end of the 2015 Annual Meeting. If by November 1, 2014, there is not a vacancy (or expected vacancy) on the Board to permit the appointment to the Board of the Subsequent Designee by December 31, 2014, the Company shall take appropriate actions to facilitate the appointment of such nominee to the Board with effect by December 31, 2014. As a condition to the Subsequent Designee’s appointment to the Board, the Subsequent Designee must submit to the Company a fully completed copy of the Company’s standard directors’ and officers’ questionnaire and other reasonable and customary director on-boarding documentation required by the Company in connection with the appointment or election of a new director. The Company shall not be obligated pursuant to this Agreement to include the Subsequent Designee on the Board’s slate of nominees for election as director at the 2015 Annual Meeting or any of the Company’s annual general meetings thereafter.

(d)    The Company and Ion each agree that neither the Initial Designee nor the Subsequent Designee shall be an Affiliate or Associate (each as defined below) of Ion or the Company and that both the Initial Designee and the Subsequent Designee must be “independent” of Ion and the Company within the meaning of the rules of the NASDAQ Global Select Market, whether or not those rules are applicable to the Company.

(e)    The Board shall consider the Company’s capital allocation policy and shall, not later than August 24, 2014, make such policy public, including with reference to both dividend payments and share repurchases, and shall periodically review such capital allocation policy and make public any future amendments thereto.

(f)    The Board shall nominate no more than eleven individuals for election as directors of the Company at the 2015 Annual Meeting. The Board shall not increase the size of the Board beyond eleven members, other than as may be required in order to comply with Section 1(c) above and then only with effect until the 2015 Annual Meeting.

(g)    The Company shall be permanently relieved of its obligations under this Section 1 and Section 2(d) below if:

(i)    at any time following the date hereof, Ion does not hold sole voting power and investment power (determined including Ion’s portfolio managers and portfolio funds controlled and managed by Ion) (within the meaning of Rule 13d-3 promulgated by the Securities Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of at least 5.0% of the Company’s Ordinary Shares, NIS 0.14 nominal (par) value (“Ordinary Shares”) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Ordinary Shares) (the “Ion Minimum Ownership Requirement”),

(ii)    Ion is in material breach of Section 2 of this Agreement, or

(iii)    this Agreement terminates or is terminated pursuant to Section 5 below.

2.    Proxy Contests and Other Matters. From the date hereof until the termination of this Agreement:

(a)    None of Ion or any Affiliate or Associate of Ion (such Associates and Affiliates, collectively and individually, the “Ion Affiliates”) shall (i) solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered, or present any other proposal for consideration, at any meeting of the Company’s shareholders or (ii) encourage, advise or influence any other person or support or assist any third party in so encouraging, assisting or influencing any person to solicit proxies or engage in a proxy contest with respect to the election of directors or any other proposal to be considered, or present any other proposal for consideration, at any meeting of the Company’s shareholders. For purposes of this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act (provided, however, that for purposes of this Agreement, Ion and its Affiliates and Associates, on the one hand, and the Company and its Affiliates and Associates, on the other hand, shall not be deemed to be “Affiliates” or “Associates”, as applicable, of one another) and the term “person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(b)    None of Ion or any Ion Affiliate shall:

(i)    solicit proxies or written consents of shareholders with respect to, or from the holders of, Ordinary Shares or any other securities of the Company entitled to vote in the election of directors of the Company, or securities convertible into, or exercisable or exchangeable for, Ordinary Shares or such other securities (collectively, “Voting Securities”), or make, or in any way participate in (other than by voting its shares of Voting Securities in a way that does not violate this Agreement), any solicitation (within the meaning of Rule 14a-1(l) promulgated by the SEC under the Exchange Act, whether or not exempt from SEC Regulation 14A in whole or in part) of any proxy, consent or other authority to vote any Voting Securities with respect to any matter, otherwise conduct any nonbinding referendum with respect to the Company, or become a participant in, support or encourage, or seek to advise, assist or influence any person or entity in, any solicitation with respect to the Company not approved and recommended by the Board, including relating to the removal or the election of directors, other than solicitations or acting as a participant in support of all of the Company’s nominees;

(ii)    form, join or in any other way participate in any “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any Voting Securities, or otherwise support, encourage or participate in any effort by a third party with respect to the matters set forth in clause (i) above, or deposit any Voting Securities in a voting trust or subject any Voting Securities to any voting agreement, other than, in each case, solely with Ion or other Ion Affiliates with respect to the Voting Securities now or hereafter owned by them or pursuant to this Agreement (so long as any such Ion Affiliate has previously agreed with the Company in writing to be bound by the terms of this Agreement as if references in this Agreement to Ion applied to such Ion Affiliate mutatis mutandis);

(iii)    (A)    seek to call, or request the call of, a special meeting of the shareholders or holders of any other Voting Securities of the Company, (B) seek to make, or make, a shareholder proposal at any meeting of the shareholders or holders of other Voting Securities of the Company, (C) make a request for a list of the holders of any of the Voting Securities, (D) seek election to the Board, seek to place a representative on the Board or seek the removal of any director from the Board (in each case other than the election or removal of the Initial Designee or the Subsequent Designee in his or her capacity as a director), or (E) otherwise acting alone or in concert with others, seek to control or influence the management, strategies, governance or policies of the Company;

(iv)    separately or in knowing conjunction with any other person in which it is or proposes to be either a principal, partner or financing source or is acting or proposing to act as broker or agent for compensation, solicit, effect or seek to effect, offer or propose (whether publicly or otherwise, directly or indirectly) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, or, except as expressly permitted by Section 3 of this Agreement, make any statement with respect to, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, reorganization, recapitalization or similar transactions of or involving the Company or any of its Affiliates or Associates (each, an “Extraordinary Transaction”); provided however, that Ion shall be entitled to make a statement with respect to any Extraordinary Transaction in any General Meeting of Shareholders called for the purpose of approving such Extraordinary Transaction; provided further, however, that the foregoing shall not prohibit Ion from tendering or exchanging any Voting Securities in an Extraordinary Transaction or voting with respect to a merger which is an Extraordinary Transaction; provided further, however, that the foregoing shall not prohibit Ion from commenting publicly about any Extraordinary Transaction in which the Company is the target of such Extraordinary Transaction and completion of such Extraordinary Transaction would require approval by the Company’s shareholders or require a majority of Ordinary Shares to be tendered or exchanged for completion.

(v)    except as expressly permitted by Section 3 of this Agreement, make or issue, or cause to be made or issued, any public disclosure, statement or announcement (including the filing or furnishing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) (x) in support of any action described in clause (i), (iii) or (iv) above, or (y) negatively commenting upon or disparaging the Company, including the Company’s corporate strategy, business, corporate activities, Board or management or any person who has served as a director or member of management of the Company in the past in their capacity as such (and including making any statements critical of the Company’s business, strategic direction, capital structure or compensation practices);

(vi)    except as expressly permitted by Section 3 of this Agreement, make or disclose any statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs or any of its securities or assets or this Agreement, that is inconsistent with the provisions of this Agreement, including any intent, purpose, plan or proposal that is conditioned on or would require any waiver, amendment, nullification or invalidation of any provision of this Agreement or take any action that could require the Company to make any public disclosure relating to any such intent, purpose, plan, proposal or condition;

(vi)    publicly request that the Company or any of its representatives release Ion from, amend or waive any provision of this Agreement; or

(vii)    enter into any discussions, negotiations, agreements or undertakings with any person with respect to the foregoing or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing.

(c)    Ion shall cause all Voting Securities beneficially owned, directly or indirectly, by it, or by any Ion Affiliate, as of the record date for any meeting of the Company’s shareholders, to be present for quorum purposes and to be voted, at any meeting of the Company’s shareholders or at any adjournments or postponements thereof, (i) in favor of each director nominated and recommended by the Board for election at any such meeting, (ii) against any shareholder nominations for director which are not approved and recommended by the Board for election at any such meeting, and (iii) in favor of the proposal described in Section 1(b) above at the Extraordinary Meeting in accordance with the Board’s recommendation.

(d)    None of the Company or any Company Affiliate shall make or issue, or cause to be made or issued, any public disclosure, statement or announcement (including the filing or furnishing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) negatively commenting upon or disparaging Ion, including Ion’s corporate strategy, business or corporate activities.

(e)    Ion hereby withdraws all of its proposals to amend the Company’s Articles of Association (including the proposal to enable shareholders to remove directors at any time) and its request to add proposed nominees for election as directors.

3.    Public Announcement and SEC Filing.

The Company and Ion shall announce the entry into this Agreement and the material terms hereof by means of a press release in the form attached as Exhibit B (the “Press Release”) as soon as practicable on or after the date of this Agreement. Ion shall promptly, but in no case prior to the date of the filing or other public release by the Company of the Press Release, prepare and file an amendment (the “13D Amendment”) to the Schedule 13D with respect to the Company originally filed by Ion with the SEC on April 2, 2014, reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder. The 13D Amendment shall be consistent with the Press Release and the terms of this Agreement. Ion and the Ion Affiliates shall provide the Company with reasonable opportunity to review and comment upon the 13D Amendment prior to filing, and shall consider in good faith any changes proposed by the Company. Except as otherwise expressly set forth herein, none of the Company, Ion or any Ion Affiliates shall (i) issue a press release in connection with this Agreement or the actions contemplated hereby or (ii) otherwise make any public statement, statements to other shareholders, disclosure or announcement with respect to this Agreement or the actions contemplated hereby. Neither the Company nor Ion shall make any public statements (including in any filing with the SEC, any regulatory or governmental agency or any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release. It is understood that nothing herein shall derogate from the Company’s or Ion’s reporting obligations under SEC rules and regulations.

4.    Representations and Warranties.

(a)    The Company hereby represents and warrants that this Agreement and the performance by the Company of its obligations hereunder (i) have been duly authorized, executed and delivered by it, and are valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) do not and will not violate any law or stock exchange rule or regulation, any order of any court of competent jurisdiction or other agency of the government, the Memorandum of Association of the Company, the Articles of Association of the Company or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument. The Company hereby represents and warrants that it has all requisite power and authority to execute and deliver this Agreement.

(b)    The Company hereby represents and warrants that, as of the date of this Agreement, it (i) has knowingly and intentionally foregone the opportunity to conduct a thorough and complete due diligence investigation in respect of the character, business, operations and intentions of Ion, (ii) has obtained and reviewed copies of the Exchange Act reports that have been filed by Ion with respect to the Company through the date hereof, (iii) is not relying on any representations or warranties of Ion, and Ion has not made any representations and warranties to the Company, in each case, other than those expressly contained in this Agreement, (iv) is not, in entering into this Agreement, relying on any statements by Ion or any Ion Affiliate, other than the representations and warranties expressly contained in this Agreement, or on any failure by Ion or any Ion Affiliate to disclose any information, other than any failure that causes Ion’s representations and warranties expressly contained in this Agreement not to be true and correct and (v) acknowledges and agrees that Ion and the Ion Affiliates may be in possession of material non-public information regarding Ion and that, except to the extent necessary to cause Ion’s representations and warranties expressly contained in this Agreement to be true and correct, Ion has no obligation whatsoever to the Company to disclose such information.

(c)    Ion hereby represents and warrants that, as of the date of this Agreement, it (i) has knowingly and intentionally foregone the opportunity to conduct a thorough and complete due diligence investigation in respect of the character, business, operations and intentions of the Company, (ii) has obtained and reviewed copies of the Exchange Act reports that have been filed by the Company through the date hereof, (iii) is not relying on any representations or warranties of the Company, and the Company has not made any representations and warranties to Ion, in each case, other than those expressly contained in this Agreement, (iv) is not, in entering into this Agreement, relying on any statements by the Company, other than the representations and warranties expressly contained in this Agreement, or on any failure by the Company to disclose any information, other than any failure that causes the Company’s representations and warranties expressly contained in this Agreement not to be true and correct and (v) acknowledges and agrees that the Company may be in possession of material non-public information regarding the Company and that, except to the extent necessary to cause the Company’s representations and warranties expressly contained in this Agreement to be true and correct, the Company has no obligation whatsoever to Ion to disclose such information.

(d)    Ion hereby represents and warrants that this Agreement and the performance by it of its obligations hereunder (i) have been duly authorized, executed and delivered by it, and are valid and binding obligations of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) do not and will not violate any law, any order of any court of competent jurisdiction or other agency of the government, the charter or other organizational documents of it, or any provision of any agreement or other instrument to which it or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or other instrument. Ion hereby represents and warrants that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement.

(e)    Ion hereby represents and warrants that, as of the date hereof, it satisfies the Ion Minimum Ownership Requirement and that it is the beneficial owner of an aggregate of 2,578,658 Ordinary Shares. For purposes of this Agreement, except as otherwise provided herein, the terms “beneficial owner”, “beneficial ownership” and terms of like import shall have the meanings set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

(f)    Ion hereby represents and warrants that, as of the date of this Agreement, neither Ion nor any Ion Affiliate has any actual knowledge that any other shareholders of the Company have any present or future intention of taking any actions that if taken by Ion would violate any of the terms of this Agreement.

5.    Termination.

This Agreement shall terminate on the 14th day prior to the date that is the last day that shareholders of the Company may timely notify the Company of a nomination or proposal to be properly brought before the 2015 Annual Meeting pursuant to applicable Israeli law; provided, however, that

(i)    Ion may earlier terminate this Agreement if the Company is in material breach hereof and has failed to cure such breach within five business days of written notice from Ion, or

(ii)    Ion may earlier terminate this Agreement during the period commencing on the business day after the Company makes the Company’s capital allocation policy public pursuant to Section 1(d) above and ending at 5:00 pm, Israel time, on the 14th day after such announcement, but in any event no later than 5:00 pm, Israel time, on September 8, 2014.

6.    Miscellaneous.

(a)    Remedies; Submission to Jurisdiction.

Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates and Associates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to specific relief hereunder, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, exclusively in the relevant court in the State of Israel, in addition to any other remedy to which they are entitled at law or in equity, and any party sued for breach of this Agreement expressly waives any defense that a remedy in damages would be adequate. Each of the parties hereto (i) consents to submit itself to the jurisdiction of the State of Israel solely with respect to any dispute between or among the parties hereto that arises out of this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iii) agrees that it shall not bring any action against the other parties relating to this Agreement or the transactions contemplated by this Agreement in any court other than the relevant court in the State of Israel, and (iv) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties’ principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF ISRAEL WITHOUT GIVING EFFECT TO ANY CONFLICT OF LAWS PRINCIPLES THEREOF. Nothing in this Section 6(b) shall prevent any of the parties hereto from enforcing its rights under this Agreement or shall impose any limitation on any of the parties or their respective past, present or future general partners, directors, officers or employees in defending any claim, action, cause of action, suit, administrative action or proceeding of any kind, including any federal, state or other governmental proceeding of any kind, against any of them. The rights and remedies provided in this Agreement are cumulative and do not exclude any rights or remedies provided by law.

(b) Entire Agreement; Amendment.

This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. Any previous agreements among the parties relating to the specific subject matter hereof are superseded by this Agreement. Neither this Agreement nor any provision hereof (including this Section 6(b)) may be amended, changed or waived except by a written instrument signed by the party against whom enforcement of any such amendment, change or waiver is sought, which shall be effective only to the extent specifically set forth in such written instrument.

(c) Notices.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing (including electronic format) and shall be deemed validly given, made or served, if (i) given by email, when such email is transmitted to the email address set forth below and the appropriate confirmation is received or (ii) if given by any other means, when actually received during normal business hours at the address set forth below:

If to Ion, to:

Ion Asset Management Ltd.
13th Floor, Building E
89 Medinat Hayehudim Street
Herzliya, Israel
Attention:	Stephen Levey Jonathan Half
Email:	Stephen@ion-am.com Jonathan @ion-am.com
With a copy to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

One Azrieli Center, Round Building
Tel Aviv 67021, Israel
Attention:	Richard J. Mann
Email:	rick@gkh-law.com

If to the Company, to:

Orbotech Ltd.
7 Sanhedrin Boulevard
North Industrial Zone
Yavne 8110101, Israel
Attention:	Asher Levy
Email:	Asher.Levy@orbotech.com

With copies to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention:	LizabethAnn R. Eisen
Email:	lizann.eisen@cravath.com

Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices
4 Berkowitz St. (Museum Tower)
Tel Aviv 64238, Israel
Attention:	David Cohen
Email:	davidc@tslaw.co.il

(d) Severability.

If at any time any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

(e) Counterparts.

This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

(f) No Third Party Beneficiaries.

This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other person.

(g) Interpretation and Construction.

Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events relating to drafting or preparation. The term “including” shall in all instances be deemed to mean “including without limitation”. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.

(h) Successors; No Assignments.

Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors of the parties hereto. This Agreement shall not be assignable by any of the parties hereto.

(i) Delays or Omissions.

It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

(j) Companies Regulations

The Company shall hold its 2015 Annual Meeting no later than August 31, 2015. The parties agree that the amendments to the Companies Regulations (Notice and Publication of a General Meeting and Class Meeting in a Public Company), 5760-2000, published on June 2, 2014, shall apply to the 2015 Annual Meeting, including with respect to proposing an agenda item and director nominations by a shareholder.

[The remainder of this page has been left blank intentionally.]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, or caused the same to be executed, by its duly authorized representative as of the date first above written.

ORBOTECH LTD.

By:	/S/ Yochai Richter
	Name:	Yochai Richter
	Title:	Active Chairman of the Board of Directors

ION ASSET MANAGEMENT LTD.

By:	/S/ Jonathan Half
	Name:	Jonathan Half
	Title:	Director

EXHIBIT A

AMENDMENT OF ARTICLES OF ASSOCIATION

RESOLVED, that the current Articles of Association of the Company be, and they hereby are, amended so that:

(a)	Article 68 (d) thereof shall be replaced in its entirety with a new Article 68 (d) to the Company’s Articles of Association as follows:

“(d)	Beginning with the Annual General Meeting to be held during the year 2015, and at each Annual General Meeting thereafter, the Directors (except for External Directors whose term shall be determined in accordance with applicable law) shall be elected by Shareholder Resolution to hold office until the end of the next Annual General Meeting and until their successors have been duly elected and qualified or until any such Director’s appointment terminates as provided for in the Companies Law or due to any of the circumstances set forth in Article 71 below, in such manner that all Directors (not including External Directors but including all non-External Directors who were elected or appointed prior to the Annual General Meeting to be held during the year 2015) shall be appointed for a term of approximately one year, and shall stand for election each year.”

(b)	Article 68(h)(ii) shall be deleted in its entirety.

EXHIBIT B

PRESS RELEASE

ORBOTECH REACHES AGREEMENT WITH ION

YAVNE, ISRAEL — June 27, 2014 — Orbotech Ltd. (NASDAQ/GSM SYMBOL: ORBK) and Ion Asset Management Ltd. (“Ion”) today announced that they have reached a mutual agreement under which Orbotech has agreed to call an Extraordinary General Meeting of shareholders not later than August 15, 2014 to allow its shareholders to consider a proposal to declassify the Orbotech Board of Directors. The Orbotech Board and Ion have each agreed to support this declassification proposal.

Orbotech has also agreed to review its capital allocation policy and make public such policy no later than August 24, 2014, including with reference to both dividend payments and share repurchases, and to make public any future amendments to the policy.

Subject to the terms and conditions of the agreement, Orbotech and Ion have agreed that two new individuals will be identified and selected jointly by Orbotech and Ion to be appointed to the Orbotech Board of Directors. The first new director is expected to be appointed to the Orbotech Board prior to September 15, 2014, and the second new director is expected to be appointed prior to December 31, 2014. If by November 1, 2014, there is not a vacancy (or expected vacancy) on the Orbotech Board to permit the appointment of the second new director by December 31, 2014, the Orbotech Board will cause the Company to take appropriate actions to facilitate the appointment of the second new director with effect by December 31, 2014. The new directors will have a term until Orbotech’s 2015 Annual General Meeting of shareholders.

Orbotech has also confirmed that the amendments to the Companies Regulations (Notice and Publication of a General Meeting and Class Meeting in a Public Company), 5760-2000, published on June 2, 2014, shall apply to its 2015 Annual General Meeting of shareholders, including with respect to proposing an agenda item and director nominations. The Board shall nominate no more than eleven individuals for election as directors at Orbotech’s 2015 Annual Meeting.

Ion has agreed to a standstill with respect to certain matters until prior to Orbotech’s 2015 Annual General Meeting of shareholders.

Ion is entitled to terminate the agreement with Orbotech within 14 days after Orbotech’s announcement of its capital allocation policy, in which case, each of Ion and Orbotech shall be relieved of all remaining undertakings under the agreement, including the standstill and the director appointments.

Yochai Richter, Active Chairman of the Orbotech Board of Directors, said: “Orbotech is always open to addressing shareholder concerns and is committed to creating value for all of its shareholders. Orbotech and its shareholders have engaged in fruitful discussions related to the Company’s strategic vision for continued value creation, and we believe this agreement will allow us to focus on improving our already strong position in the marketplace.”

The complete agreement between Orbotech and Ion will be filed on a Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”).

EXHIBIT B

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the SEC at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman
Corporate Vice President Investor Relations and Special Projects
Orbotech Ltd.
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: June 30, 2014